UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MANGOSOFT, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

562716209
(CUSIP Number)

Henry J. Liebowitz, Esq.
Proskauer Rose LLP
1585 Broadway, New York, New York 10036
212-969-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 562716209

1	Names of Reporting Persons Douglas B. Krugman 2009 Trust I.R.S. Identification Nos. of above persons (entities only)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
New York

	7	Sole Voting Power	1,649,558
Number of
	8	Shared Voting Power	-- 0 --
Shares Bene-
	9	Sole Dispositive Power	1,649,558
ficially Owned
	10	Shared Dispositive Power	-- 0 --

11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,649,558

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)		30.31%

14	Type of Reporting Person (See Instructions		OO

CUSIP No. 562716209

1	Names of Reporting Persons Douglas Brian Krugman I.R.S. Identification Nos. of above persons (entities only)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
United States

	7	Sole Voting Power	7,441
Number of
	8	Shared Voting Power	-- 0 --
Shares Bene-
	9	Sole Dispositive Power	7,441
ficially Owned
	10	Shared Dispositive Power	-- 0 --

11	Aggregate Amount Beneficially Owned by Each Reporting Person		7,441

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)		0.14%

14	Type of Reporting Person (See Instructions		IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of MangoSoft, Inc., a Nevada corporation (“MangoSoft”).  The principal executive offices of MangoSoft are located at 29 Riverside Street, Suite A, Box 8, Nashua, New Hampshire 03062.

Item 2.	Identity and Background

(a) – (c), (f)     This Schedule 13D is being filed by Douglas Brian Krugman (“Mr. Krugman”), a natural person who is a United States citizen, and the Douglas B. Krugman 2009 Trust (the “Trust,” together with Mr. Krugman, the “Reporting Persons”), a trust formed under the laws of the state of New York.  Mr. Krugman is a self employed entrepreneur whose business address is 610 West End Avenue, New York, NY 10024.  The principal address of the Trust is 610 West End Avenue, New York, NY 10024.

(d)            During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds of Other Consideration

On January 11 2010, Mr. Krugman transferred 1,649,558 shares of Common Stock of MangoSoft to the Trust, an irrevocable trust for which Mr. Krugman’s spouse acts as trustee with voting and dispositive power, upon the terms and conditions set forth therein.

Item 4.	Purpose of Transaction

The Reporting Persons intend to review their holdings in MangoSoft on a continuing basis.  Depending upon, among other things, current and anticipated future trading prices for MangoSoft’s securities, the financial condition, results of operations and prospects of MangoSoft and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible strategies intended to enhance the value of their investment in MangoSoft, enhance the value of MangoSoft’s assets or enhance the value of the Reporting Persons’ assets through the involvement of MangoSoft, or other extraordinary matters relating to MangoSoft, including, among other things, proposing or effecting a transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above.  Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in MangoSoft, or as to the timing of any such matters should they be so pursued by the Reporting Persons.  The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer

(a) – (b)  As of January 11, 2010, Mr. Krugman beneficially owns and has the sole power to vote and dispose of 7,441 shares of Common Stock of MangoSoft, which represents approximately 0.14% of MangoSoft’s Common Stock, based on 5,443,157 shares of Common Stock outstanding as of November 13, 2009, as reported in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2009.

The Trust beneficially owns 1,649,558 shares of Common Stock of MangoSoft, which represents approximately 30.31% of MangoSoft’s Common Stock.  Mr. Krugman disclaims beneficial ownership of the 1,649,558 shares of Common Stock held in the Trust, the settlor of which is Mr. Krugman.  The beneficiaries of the Trust are Mr. Krugman’s spouse and children, and the trustee is Mr. Krugman’s spouse, who has sole voting and dispositive power of the Trust.

(c)            Except as described in this Schedule 13D, neither of the Reporting Persons has effected any transaction in Common Stock of MangoSoft in the past sixty days.

(d)            Not applicable.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as otherwise described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons and any person with respect to any security of MangoSoft.

Item 7.	Material to be filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of January 22, 2010, by and between Douglas B. Krugmanand the Douglas B. Krugman 2009 Trust

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 22, 2010

By:	/s/ Douglas B. Krugman
Douglas B. Krugman

DOUGLAS B. KRUGMAN 2009 TRUST

By:	/s/ Lynn R. Zises
Lynn R. Zises, as Trustee for the Douglas B. Krugman 2009 Trust

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of January 22, 2010, by and between Douglas B. Krugman and the Douglas B. Krugman 2009 Trust